Exhibit 22.1
List of Subsidiary Issuers of Guaranteed Securities
The following subsidiaries of Gaming and Leisure Properties, Inc. (the “Company”) were, as of June 30, 2024, issuers of the (i) $400 million 3.35% senior unsecured notes due September 2024, (ii) $850 million 5.25% senior unsecured notes due June 2025, (iii) $975 million 5.375% senior unsecured notes due April 2026, (iv) $500 million 5.75% senior unsecured notes due June 2028, (v) $750 million 5.30% senior unsecured notes due January 2029, (vi) $700 million 4.00% senior unsecured notes due January 2030, (vii) $700 million 4.000% senior unsecured notes due January 2031, (viii) $800 million 3.25% senior unsecured notes due January 2032, and (ix) $400 million 6.75% senior unsecured notes due December 2033 each guaranteed by the Company:

Entity	Jurisdiction of Incorporation or Formation
GLP Capital, L.P.	Pennsylvania
GLP Financing II, Inc.	Delaware